Genesis Financial, Inc.

12314 East Broadway Ave.

Spokane Valley, WA 99216

Tel. (509) 462-1468

Fax (509) 462-1479

September 8, 2011

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Letter Dated July 28, 2011

Genesis Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2011

File No. 333-103331

Dear Mr. Webb:

I am in receipt of your letter addressed to John R. Coghlan, Co-President and Chief Financial Officer, of Genesis Financial, Inc.

As Co-President and Chief Executive Officer of Genesis, I have reviewed your comments and requests for clarification, and/or amendments to our filings.  Mr. Coghlan and I have gone over each question and comment, and we would like to respond to each individually.

Our responses to your comments and questions are intended to provide you with the information you are requesting.  In most cases, we believe a simple explanation of our filing comments will suffice, and some may require supporting documentation, which we have attached.  However, should you determine that our explanation, and/or any supporting documentation, should be incorporated into the filing as an amendment, just let us know and we would be happy to comply.  Should you also require further explanation or clarification, we will provide you with that also.  Our responses follow the format of your comments and questions:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.  Business

Overview, page 3

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 2

1.

  In the introduction section, you refer to the buying and selling of receivable “contracts” and “real estate notes”, which appear to be loans.  Please revise to simplify your discussions to clarify, if true, that you are buying and selling loans.

Response:  We refer to buying and selling “seller financed real estate receivable contracts or paper”, rather than referring to them as “loans” because these receivable contracts do not qualify as a conventional loans, nor are they considered conventional loans, by the rating agencies, or in the secondary markets.  The secondary market we are referring to consist of a small group of institutional buyers of this specialized product, and accredited private investors.

We propose to add the following text to the "Interest Only and Balloon Payments Contracts"  paragraph.

These  receivable contracts were created through the sale of real estate property between private entities.  The seller of the property provided financing for the sale, rather than the buyer acquiring financing through conventional channels to pay the seller.  At some point in time after the property sale, the seller then decides to sell the contract. The differences in this paper from what would be considered a loan in the secondary markets are:

a.

There is no standardization of documentation; these contracts could be secured by a Note and Deed of Trust, Note and Mortgage, or a Real Estate Contract prepared by the seller or their attorney.

b.

There is no buyer credit qualifying documentation, as the seller normally did not require any at the time of sale.

c.

There is no appraisal, or other property information that would substantiate the sales price, as the buyer normally did not require that information at the time of sale.

d.

There is no payment history showing buyer performance, unless the seller has a third-party servicer collecting the payments.

2.

  Please revise to identify the sources from which you are buying loans.  If they are all brokered, provide a discussion of how you substantiate the underlying quality of the loans and explain what you mean by the disclosure that you only accept submissions from known or experienced brokers, including how you substantiate those qualifications.  If some loans are purchased from other sources, provide a discussion of how the transactions originate and how you substantiate the qualifications of the sellers and the quality of the underlying loans.

Response:  We purchase loans from individual sellers.  Additionally, contract receivables are referred to us through our established broker network or from sellers who contact us directly.  We evaluate a loan by reviewing a title report,  and the loan documentation, including payment histories.  We may conduct a physical inspection of the property and may obtain an appraisal of the property's value.  The primary factor utilized in the purchase

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 3

of a seller financed real estate receivable is the ratio between the property value and the investment amount that we pay the seller.  Based on these factors, we will purchase the receivable at a discount to the principal balance.  The subsequent payments of principal and interest provide us with an investment return on our investment.

The seller financed receivable contracts are introduced to Genesis by brokers who specialize in this type of  product, and are personally known to Michael Kirk as being qualified to negotiate the purchase with the seller, package the transaction, and coordinate the purchase between Genesis and the seller.  Kirk has dealt with most of these brokers since the late ‘80s or early ‘90s, when he developed a national broker network on behalf of Metropolitan Mortgage & Securities Co., Inc., which at the time was the nation’s largest purchaser of seller financed real estate receivables.  All of these brokers are independent contractors, acting on their own behalf, not as an agent of Genesis.  Genesis does not do business with the inexperienced brokers which are in our opinion, under-educated and commission-driven, and frequently misrepresent the transaction to both the sellers and note purchasing entity.

Genesis also buys contracts from sellers who have come directly to us, and not through a broker.

Genesis verifies the legitimacy of the receivable contract through a title report, and an internal review of the documentation used to secure the debt.  The documentation and title report are reviewed by both Kirk and Genesis’s staff.

The quality of the contract is determined solely by Kirk’s experienced review of the property sale transaction, and Kirk’s inspection and opinion of value of the collateral property (sometimes supported by an appraisal supplied by the seller or broker, or one ordered by Kirk).  The primary factor in buying seller financed real estate receivables is the investment amount vs. the property value.

We propose to amend the paragraphs titled, "Introduction",   "Investment Policies" and "Submitting Brokers Qualifications".

INTRODUCTION. Genesis was incorporated in the State of Washington on January 24, 2002 for the purpose of purchasing and reselling seller financed real estate receivable contracts (also referred to as "contracts" or "real estate notes" or "portfolio").  All contracts and loans are purchased, or originated, to be held for sale, and are carried on the books at cost, or mark-to-market value, whichever is less.  We purchase seller financed real estate receivables from sellers directly or from sellers who are introduced to Genesis by brokers.  When the owner of a real estate receivable wishes to sell the receivable, the owner may contact a broker or Genesis directly.  Seller financed real estate receivables are contracts which are originated by the selling owner of real property.  This is an unconventional form of real estate financing which does not involve banks or mortgage companies.  When we commenced business,we initially focused on purchasing residential and commercial real estate receivables contracts and business notes from $25,000 to $250,000 in value, and the brokering of larger transactions. As the business grew, we expanded our services to include

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 4

larger contracts, commercial real estate loans, and other forms of cash flow investment instruments.

"INVESTMENT POLICIES" (See Comment Response No. 5)

SUBMITTING BROKERS QUALIFICATIONS. Genesis will be very selective in choosing the brokers from whom it will accept real estate receivable contract submissions.  Due to limited personnel resources, and the volatile real estate values, Genesis will not accept submissions from unknown or inexperienced brokers.  Packages must be complete and accurate, and take into account present market conditions and values. Historically, only experienced brokers are capable, and trustworthy, of meeting this requirement.  We use brokers who specialize in our type of contract receivable products and with whom Mr. Kirk has had historical business relationships.

3.

  Please revise to discuss the credit quality of the loans you purchased and originated, as appropriate.  Discuss underwriting criteria, whether or not you purchase or underwrite hybrid loans and subprime loans, including appropriate discussions of each type of loan that you have underwritten.  To the extent your underwriting criteria have changed between periods, provide a chronological discussion of those changes.

Response:  As described above, the underwriting of the contract purchases is more equity driven than credit driven, and relies on Kirk’s experience in determining the property’s value and establishing a receivable's purchase price that is competitive, and profitable, while minimizing the Company’s exposure to risk.  Due to the volatility of the real estate markets and our past experiences with third-party appraisals, we prefer to personally inspect the collateral properties, and make our own determination of value.  In the Company’s opinion, Kirk’s 35+ years in real estate and real estate financing makes him qualified to determine what valuation should be given to a collateral property when making an investment decision for Genesis.

Genesis does not purchase conventional hybrid or subprime loans, but the credit quality of our receivable contract payers, commercial loan payers, or the non-conforming property types we deal with would be comparable to the quality of a conventional subprime loan.

We have included a sentence which addresses the credit quality of our receivables in the "Investment Policies" paragraph.

Competitive Advantages, page 4

4.

  Please revise to discuss the fact that your operations were outsourced to a related party.  Revise MD&A to quantify the effect that the outsourcing had on your expenses, clarifying for your investors why it was an advantageous decision.

Response:   In 2007, the nation’s real estate market began to deteriorate, and Genesis was experiencing increased delinquencies in its’ portfolio of contracts and loans.  Real estate

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 5

values were also declining rapidly, and Genesis was becoming more selective in its’ purchasing and originations.

By 2008, Genesis was making fewer and fewer contract purchases and new originations, and our operating overhead was considerably higher than our revenues, resulting in substantial losses.  Management made the decision to discontinue an aggressive pursuit of new purchases and originations, and become very selective on any future acquisitions and originations until such time as we feel economic conditions have improved. (To date, management feels those conditions are still deteriorating.)  The decision was also made to out-source the servicing and maintenance of those existing contracts and loans in our portfolio.  Genesis would continue to selectively invest in these types of transactions, but as an investor, eliminating the need for a sizable personnel staff and the accompanying overhead expense.

Research into various third party entities to whom Genesis might outsource their servicing and collection operations  revealed that most of these entities lacked the expertise to manage our portfolio, and those that did have the expertise were too expensive.

Coghlan had never drawn a salary from Genesis.  However, Kirk and the rest of the Genesis staff were salaried employees who would lose that compensation with the outsourcing of the servicing and operations management.  Since Kirk was personally familiar with every aspect of the portfolio and operation, he decided to set up his own company to provide the servicing and management that Genesis required, and at a price the Company could afford.

Kirk established a private corporation, Genesis Finance Corporation, in December, 2008, and on January 1, 2009, signed an agreement with Genesis Financial, Inc. to assume the servicing and management responsibilities of the Company for a fee of $6,000 per month, effective immediately.  Kirk implemented some changes in personnel and operational procedures, and since pretty much everything was already in place, the transition was seamless.  Genesis Financial, Inc.’s overhead expense was reduced to the $6,000 per month, plus the hard costs of owning the contract and loan portfolio, and the associated real estate and other assets.

We propose to add the following sentence as the last sentence to the "COMPETITIVE ADVANTAGES" paragraph:

"We outsourced to Genesis Finance Corporation, a company owned and controlled by Mike Kirk, an executive officer and director of Genesis Financial, Inc."

We propose to add the following paragraph titled "Competitive Advantages of Outsourcing 2009-2010" to the G&A discussion in the MD&A:

"We outsourced to Genesis Finance Corporation, a company owned and controlled by Michael Kirk, an executive officer and director of Genesis Financial, Inc.  Management feels this decision to outsource our day-to-day operations management and servicing has been very effective, and beneficial to the Company and its' shareholders.  In 2006, 2007, and

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 6

2008, our operations and servicing expenses were $620,185, $576,904, and $500,415, respectively. In 2009, 2010 and year to date 2011, the operations and servicing expenses were $236,155, $367,145, and $75,812, respectively."

Investment Policies, page 4

5.

  Please revise to provide an expanded discussion of how you structure the loan purchases you make and the loans you originate to ensure a return of 12%.  Disclose the actual returns you have generated in each of the last three years and discuss how those returns reflect your investment policies.

Response:  Genesis purchases existing receivable contracts which were originated by the seller and purchaser prior to Genesis' purchase of the receivable contract.  These contracts are purchased at discount to the outstanding principal balance.  The discount is structured to provide the Company with a return equal to or exceeding 12% per annum, should the contract parties perform their contractual obligations.  The commercial loans are originated at 12%-15% annual interest rates.

We propose to amend the "Investment Policies" paragraph:

INVESTMENT POLICIES. We invest in seller financed real estate receivable contracts, originate commercial real estate loans, and pursue other forms of cash flow instruments that make sense.  The real estate contracts that we purchase are primarily in the sub-prime market, and may be secured by residential property, commercial property, and/or land. We will look at each individual contract as a unique investment opportunity. The contracts or interests in contracts that we purchase are generally discounted to provide us with a return of 12% or more and will be secured by residential property, commercial property, and or land.  We will look at each individual contract as a unique investment opportunity.  The contracts or interests in contracts that we purchase are generally discounted to provide us with a return of 12% or more and will be secured by real properties.

We will evaluate the adequacy of the underlying real property that serves as collateral for our investment on a case by case basis.

This evaluation may include reviewing a property's title report, the loan documentation including payment histories and credit information when available.  We may conduct a physical inspection and may obtain an appraisal of the property's value.  The primary factor utilized in the purchase of a seller financed real estate receivable is the ratio between the property value and the investment amount that we pay the seller.  Based on these factors, we will purchase the receivable at a discount to the principal balance.  The subsequent payments of principal and interest provide us with an investment return. Contracts that we purchase will typically be held for more than one year.  We may purchase longer term contracts (three to five year terms) with the intent to hold until maturity.  We may also acquire long term contract obligations or properties with the intent to hold for resale in the future.  Should the secondary institutional markets open back up, we will also pursue sales into those markets.  The credit quality of our contract receivables, the commercial loan

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 7

receivables and other non-conforming receivables would be comparable to the quality of a conventional subprime receivable.

In regard to our commercial lending, Genesis focused on "hard money lending" which is typically a short term loan collateralized with non-conforming types of real property with a borrower who may have a compromised credit rating.  Genesis followed two general underwriting rules in its "hard money" lending, (1) only make a loan if you want to own the collateral and (2) never lend an amount of money which might exceed the price you would be willing to pay for the collateral as a purchaser.  Hard money loans are normally equity based, not credit based.  Genesis originally held to a 70% maximum loan-to-value ratio, but as the real estate markets declined from 2007 on, we have continued to reduce that maximum.  At this point, with the continued uncertainty in real estate values, we will estimate the present value of the collateral property, reduce that by 20%-30% as a contingency for future declining values, and then keep our loan to an amount that is no more than 50% of that adjusted value.

The economic environment as of December 31, 2010 is very volatile, and while it has created a uniquely attractive opportunity for Genesis, we still have a real estate market that is experiencing dramatically declining values.  Interest rates are still at low levels.  Simultaneously, the banks and large finance companies have tightened credit requirements and have completely exited the "sub-prime" lending markets, providing opportunities for those who were properly positioned to take advantage of the situation. Genesis will seek opportunities to acquire real estate contracts, and/or properties, in the northwest United States that are affordable to the Company.

HISTORICAL INVESTMENT RETURNS.  During the past three years our investment returns have been negative when factoring in the non-performing delinquent contracts and real estate owned (REO).  Until we are able to sell the REO's we will not be able determine the actual rates of return.  The real estate market values continue to deflate and sales of REO's remains weak.

Other Residential Products, page 4

6.

  Regarding the other types of residential restate loans that your purchase, please revise to provide a discussion of the various ways in which your purchase method may be modified to increase your return and/or mitigate risk.  Quantify the amount of these loans that you have purchased, by modification method, including any that remain on your balance sheet.

Response:  The other types of contracts we purchase and loans we originate  referrs to some of the alternative cash flows we occasionally are involved in (i.e. structured settlements, business notes, etc.), and the various types of purchasing structures we offer (i.e. partial purchases, split payment purchases, etc.).  These are described in more detail on Page 5.

Genesis has purchased two non-real estate cash flows totaling $34,728.  We believe the risk is not material.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 8

Non-Real Estate Cash Flows, page 4

7.

  Please revise to provide quantification of the non-real estate cash flows you have purchased or brokered.  Discuss any related risks.

Response:  Genesis has purchased two non-real estate cash flows totaling $34,728.   We believe the risk is not material.

Interest Only and Balloon Payments Contracts, page 4

8.

  Please revise to provide a discussion of why you may not have access to borrower credit reports, payment histories, etc. for interest only and balloon contracts.  See our comment above on underwriting criteria and incorporate this disclosure into your response.

Response:   As discussed in the Overview, page 3, Genesis does not normally have credit information or payment history information when purchasing a seller financed contract.  Our comments regarding interest only and balloon payment contracts are describing the additional risk factor which is relevant when dealing with these contracts, as there is no principal reduction being made by the payer, thereby keeping the exposure risk at a maximum until the balloon is made.  This additional risk is taken into account when underwriting and pricing a purchase with this payment structure.

We propose to add the text to the "INTEREST ONLY AND BALLOON PAYMENT CONTRACTS" paragraph set forth in the Response to Comment No. 1.

Commercial Real Estate Lending, page 4

9.

  Please revise to discuss in greater detail the significance of hard money lending to your operations, including how you identify potential borrowers.  See our comment above on underwriting criteria and revise to discuss how loan to value ratios have evolved for this product.

Response:   Genesis has always followed the two general underwriting rules of hard money lending: 1)  Only make a loan if it’s collateralized by property you wouldn’t mind owning, and 2)  Never make a loan for an amount larger than you would be willing to buy the property for.  Hard money loans are always equity based, not credit based.  Genesis originally held to a 70% maximum loan-to-value ratio, but as the real estate markets declined from 2007 on, we have continued to reduce that maximum.  At this point, with the continued uncertainty in real estate values, we will estimate the present value of the collateral property, reduce that by 20%-30% as a contingency for future declining values, and then keep our loan to an amount that is no more than 50% of that adjusted value.

We propose to amend the disclosure adding a paragraph to the "Investment Policies" section which is included in Comment Response No. 5.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 9

We propose to amend the first two sentences of the COMMERCIAL REAL ESTATE LENDING paragraph as follows:

COMMERCIAL REAL ESTATE LENDING. Genesis was a commercial real estate lender on a small scale prior to 2004, supplementing the Company’s seller financed contract acquisitions.  In the latter part of 2004, due to the competitiveness of the seller financed contract market, management decided to expand the Company’s efforts in the commercial lending market  Our broker network supplied us with potential borrowers.

Market Analysis, page 4

10.

Please revise to discuss in detail the results of the plan that was    implemented in the year ended December 31, 2010.  Discuss each piece of the plan, including a discussion of what the conditions were when the plan was implemented and what changes occurred within the period towards meeting the plan.  Update future filings to provide a detailed update of the plan.

Response:  The plan was implemented on January 1, 2009.  The typographic error has been corrected.  This plan, which resulted in the outsourcing of the Company’s servicing and operations management, is better described under Competitive Advantage, page 4.

We propose to add the following paragraphs to the MARKET ANALYSIS section beginning after the sentence, "This plan was implemented in the year ended   commencing January 1, 2009.

"Although diversifying, it is the intention of the Company to retain its primary focus on real estate related property and contracts.  As of December 31, 2010, Genesis authorized a private placement of preferred stock and focused on new investments and loans on a very selective basis.  It is the intention of the company to keep this type of investment below forty percent of total assets and confine new real estate financing to the northwest portion of the United States.

As of January 1, 2011 the Company had down sized enough to manage its own affairs and stopped out-sourcing its operations.  Genesis will operate with one paid employee commencing January 1, 2011.

As a result of the poor economic conditions and declining real estate values, Genesis was compelled to seek out additional avenues to build shareholder value.  Management believed that small investments in local startup companies could prove to be a good investment for the Company and provide an avenue of diversification.  A Genesis shareholder alerted the Company to Flyback Energy, a Spokane company, which was seeking capital for development and growth.

The Flyback investment was particularly attractive because of the energy savings impact of their revolutionary technology and their extraordinary management team.  Flyback is led by its President and CEO John Overby.  Mr. Overby is a successful entrepreneur. He founded, or was a

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 10

co-founder of, three successful technology companies.  Two of the companies achieved rankings of #13 and #105 in the INC 500.  The companies, Advanced Hardware Architecture, Advanced Input Systems and World Wide Packets, were subsequently acquired and are publicly traded today. He was most recently Director of Client Services at SIRTI, a Washington State economic development agency that accelerates the development and growth of innovative technology companies.  Mr. Overby's track record of bringing innovative, fast growing companies up to positions of business strength and profitability makes him an ideal choice to lead FlyBack Energy.  As an electrical engineer, he understands the energy saving significance of the FlyBack solution, and he and his team anticipate fast acceptance and rapid company growth.

The AWG International investment opportunity became available because of its relationship with Flyback Energy.  AWG International Inc. is a Washington company which manufactures Air-to-Water solutions. "

Flyback Energy, Inc., and AWG International, Inc., page 5

11.

Please revise to provide a significantly expanded discussion of the privately held companies in which you have invested, including operating histories, total assets, revenues, net incomes and how you identified them for investment.  Discuss why you believe these investments are appropriate for your investors; considering your operating history and liquidity needs; what you expect your returns to be and when you expect to receive those returns.

Response:  We propose to expand the disclosure providing additional information on the two companies as set forth below.  We have not provided financial information in order to protect the companies from financial disclosures which could have an adverse impact on their operations.  We cannot project the amount of returns or the timing of the returns.  Genesis funded these investments from a Regulation D Rule 506 private placement with accredited investors.  The investments did not affect the company's real estate finance business.

Flyback Energy paragraph:

"Flyback Energy, Inc, founded in 2003, is a development stage company with no product revenues.  Its assets consist principally of its intellectual property.  The Company has developed two energy controller products, the lighting energy controller and the motor energy controller.

Flyback Energy, Inc. has developed a unique and proprietary electronic switch design that offers unprecedented control over electrical power and magnetic fields.  Flyback's website is www.flybackenergy.com.

FlyBack Energy has solved an age old energy loss problem with a technological breakthrough.  Electromagnetic (heat) energy losses – in inductive circuits and power conversion processes – have been a persistent and seemingly unsolvable industry problem

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 11

for the last 125 years.  Today, energy is still being wasted due to the uncontrolled electromagnetic collapse in inductive devices and processes.

The founders of FlyBack Energy have solved an the electromagnetic energy loss problem.  They focused their research on totally controlling the rise and collapse of magnetic fields present in inductive circuits, equipment and processes. After years of methodical experimentation, the FlyBack team has created and patented practical breakthrough magnetic energy recovery (MER) technology.

With this patented technology, FlyBack Energy is actively developing reliable products to capture and recover magnetic energy losses – and then insert that otherwise wasted energy back into the power circuit.  The FlyBack technology also mitigates problematic harmonic resonance, electromagnetic interference EMI), excessive heat and other induction issues.

This technology provides control of induction and resistive devices, and power conversion processes between AC and DC electrical systems.  FlyBack solutions result in lower energy cost, cooler operating temperatures and longer useful life for lighting system components, transformers, motors and controllers.

FlyBack’s Magnetic Energy Recovery technology creates value across a wide range of electromagnetic applications.  Most electrical input supply can be cost effectively switched and controlled, including such traditional sources as AC grid power, fuel-fired and hydro-generated power, and DC sources such as solar cells, wind generation and battery arrays.  FlyBack is actively developing new products to serve most types of electrical loads – where long life, high reliability, energy savings, improved power factors, output control, and high electrical efficiency are valued."

AWG International paragraph:

On December 6, 2010, Genesis Financial, Inc. entered into an agreement with AWG International, Inc., a Nevada corporation, to purchase 54,953 shares of the AWG International, Inc. Common Stock for $250,000.  As part of the transaction, Genesis Financial, Inc. was also issued Common Stock Purchase Warrants to acquire an additional 54,953 common shares for $250,000.    The Company exercised the warrants during the first quarter of 2011.

AWG International,  Inc. was organized in the State of Nevada on March 18, 2010.   The Company had nominal revenue for the year ending December 31, 2010.  Its assets consist principally of intellectual property.

AWG International, Inc. designs and builds proprietary systems Air-to-Water machines for residential and commercial applications.  AWGI realized significant breakthroughs with the development of new component technology and purification systems that produce more water with new coil designs.  AWG's website is www.awginternational.com.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 12

AWG's has three principal products which produce drinking water from the atmosphere which holds the most reliable source of water.  AWG holds licenses to this patented technology.  AWG has three products which are intended for residential and commercial uses.  All of their products are performance based on the relative humidity of the atmosphere.  The Waterboy G2 model is a countertop unit that produces 3 to 5 gallons per day of fresh drinking water from the atmosphere.  No chemicals are added to the water.   AWG technology combined with the Flyback switch would be capable of producing safe drinking water utilizing solar or wind energy in an off-the-grid location. The Flyback switch will eliminate the need for a power inverter to switch direct current (DC) electricity into alternating current (AC).

Although diversifying, it is the intention of the Company to retain its primary focus on real estate related property and contracts.   As of December 31, 2010, Genesis authorized a private placement of preferred stock and focused on new investments and loans on a very selective basis.  It is the intention of the company to keep this type of investment below forty percent of total assets and confine new real estate financing to the northwest portion of the United States.

Management believes that these two investments will provide a future source of revenue given the unique nature of the technologies.

 As of January 1, 2011, the Company had down-sized enough to manage a sizable portion of its own affairs, and renegotiated its outsourcing agreement with Genesis Finance Corporation, lowering the monthly fee to $1,500 for portfolio management.  On January 1, 2011, Genesis hired one employee to manage its affairs going forward.

Default Procedures, page 5

12.

When discussing default procedures, we note your reference to the experienced professionals that staff Genesis employs which appears to conflict with your disclosure that you have outsourced most of your operations and have recently hired one employee.  Please revise to clarify this apparent inconsistency.

Response:   We propose to amend the DEFAULT PROCEDURES paragraph as follows:

DEFAULT PROCEDURES. Experienced professionals, who have in-depth knowledge in underwriting, collection, and litigation, staff Genesis Finance Corporation, the Company's portfolio manager.  Receivables and loans will be sold after short holding periods and defaults going forward are expected to be minimal. Some defaults will occur, however, and we will take steps after we become aware of the default to protect our interests.  Genesis operates under the policy that any transaction over 90 days delinquent is a defaulted transaction.  In a default situation, Genesis will pursue one or more of the following alternatives: discussion with the submitting broker concerning ways to remedy the default;

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 13

an offer to re-write or modify the note for the borrower/buyer to cure the default provided good evidence is available that the re-write will be honored by the borrower/buyer; sale of the Real Estate Note with the delinquency disclosed (possibly at a loss); acceptance of a deed in lieu of foreclosure; and/or foreclosure and foreclosure sale.  Genesis Finance Corporation continues to manage the Company's portfolio, including defaults, which have declined as the portfolio is downsized.

13.

Regarding your default procedures, please revise to clarify how you intend to keep defaults going forward at a minimum, comparing and contrasting how those procedures differ from what you have done historically.

Response:  Genesis Finance Corporation still manages the Company’s portfolio, including any defaults, which have declined as Genesis’s portfolio is reduced in size.  The default procedures remain the same.  The disclosure has been revised as described above in Comment Response No. 12.

Item 2.  Properties, page 5

14.

We note your disclosure that you do not have any property.  Please amend your 10-K to explain where your business operations have been and will be conducted.

Response:  The paragraph has been corrected.  We propose to add the following:

"Company operates out of 2,700 square feet of leased space, shared with Genesis Finance Corporation and several other entities, located at 12314 E. Broadway Ave., Spokane Valley, WA 99216.  The annual lease payments total $21,000."

Item 3. Legal Proceedings, page 5

15.

In your amended annual report, please disclose whether you are subject to any material pending legal proceedings, other than ordinary routine litigation.  Refer to Item 103 of Regulation S-K.

Response:   We propose to revise the Item as follows:

"Presently, we are not subject to any material legal proceedings.  In the normal course of business, Genesis is the initiator of foreclosure and judgment litigation to protect and retrieve its investments in seller financed real estate receivables and commercial loans. "

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7.

16.

Please revise to provide a tabular presentation that identifies each type of loan purchased, sold and originated for each of the past five years.  Your table should include categories by loan type such as residential real estate, commercial real estate, etc.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 14

Response:   We propose to add the following table to the MD&A:

Table 3.  Loan Types Purchased, Sold and Originated

2006
		Residential		Commercial		Land		Other
Originated	12	$649,002	15	$1,550,911	19	$1,881,346	10	$1,525,613
Purchased	8	$553,754	2	$365,088	2	$70,256	5	$491,856
Sold	3	$180,579	-	$0	2	$40,000	1	$78,750

2007
		Residential		Commercial		Land		Other
Originated	13	$1,655,542	8	$597,789	15	$2,975,050	4	$293,367
Purchased	-	$0	1	$415,029	1	$305,000	-	$0
Sold	2	$924,307	1	$40,000	2	$224,651	-	$0

2008
		Residential		Commercial		Land		Other
Originated	4	$401,150	2	$1,435,995	-	$0	4	$266,198
Purchased	3	$72,638	1	$262,796	2	$232,654	-	$0
Sold	2	$259,800	2	$1,462,796	-	$0	1	$60,000

2009
		Residential		Commercial		Land		Other
Originated	1	$87,046	-	$0	3	$140,868	1	$165,000
Purchased	-	$0	-	$0	-	$0	-	$0
Sold	-	$0	-	$0	1	$70,868	1	$165,000

2010
		Residential		Commercial		Land		Other
Originated	-	$0	-	$0	4	$124,127	-	$0
Purchased	-	$0	-	$0	1	$12,000	-	$0
Sold	-	$0	-	$0	-	$0	-	$0

17.

It is not clear to us why you are referring to cash flows you are purchasing and originating as contracts since they appear to be loans collateralized by real estate.  It is also not clear which loans are purchased or originated to be held for sale and accounted for at fair value and which loans are held for investment to be accounted for at cost, net of deferred fees.  See our comment above requesting a tabular presentation of your loans and include appropriate disclosures.

Response:  We have revised the Overview, page 3, paragraph 1 to include the following statement:  All contracts and loans are purchased, or originated, to be held for sale, and are carried on the books at cost, or mark-to-market value, whichever is less.  As such, in accordance with ASC 310-10-35-48 these non-mortgage loans are reported at the lower of cost (net of deferred fees) or fair value.

See Comment Response No. 2.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 15

18.

Please tell us how you considered the need to provide the disclosure requirements of Industry Guide 3 of Regulation S-K.  While we understand that you are not a bank holding company, we believe those disclosures may provide an improved level of transparency of your loans for your investors.

Response:   We did not consider the need to provide statistical disclosures required of Bank Holding Companies because Genesis Financial is not a bank holding company.

19.

Please revise this section and the footnotes to the financial statements to disclose how you account for purchased loans under ASU 310-30.

Response:  ASC 310-30 applies to loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.  For the most part, the loans we purchased did not have such evidence and thus the accounting guidance is not applicable.  Prior to 2007, Genesis would occasionally buy contracts that were in a delinquent status, based on their seasoning and equity position, provided one of the two applied: 1)  the property was desirable enough that Genesis would like to own it for what we were paying; or 2) we already had the deal resold as a non-performing contract to a third party buyer.   However, these scenarios were the exception, not the rule.

20.

Please revise to provide a tabular presentation of your non-performing, non-accrual and restructured loans and real estate owned (REO) for each of the last three years.  Provide a roll-forward of each and explain the changes between periods.

Response:   The MD&A has been revised as Table No. 4.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 16

Table No. 4:  Current Contracts, Delinquent Contracts and Real Estate Owned

Current Contracts
		2006		2007		2008		2009		2010
RES	17	$980,082.03	15	$674,536.74	12	$468,900.31	13	$509,829.06	8	$156,100.99
COMM	17	$2,380,163.76	10	$794,767.88	8	$1,553,322.64	4	$59,019.68	2	$18,625.62
LAND	9	$1,047,221.63	10	$1,381,333.59	3	$1,782,311.11	2	$17,277.84	5	$87,531.95
OTHER	10	$692,084.72	5	$241,070.24	5	$252,740.01	4	$195,436.85	1	$17,616.61

		$5,099,552.14		$3,091,708.45		$4,057,274.07		$781,563.43		$279,875.17

Delinquent Contracts
		2006		2007		2008		2009		2010
RES	1	$88,555.59	5	$519,918.31	3	$334,340.56	-	$0.00	1	$58,230.14
COMM	-	$0.00	4	$1,089,796.56	4	$668,398.31	3	$637,680.37	3	$662,660.75
LAND	-	$0.00	4	$539,035.00	1	$36,000.00	2	$1,632,046.67	-	$0.00
OTHER	1	$30,106.80	2	$280,000.00	2	$300,000.00	1	$50,000.00	-	$0.00

		$118,662.39		$2,428,749.87		$1,338,738.87		$2,319,727.04		$720,890.89

Real Estate Owned
		2006		2007		2008		2009		2010
RES	4	343289.31	2	$400,000.00	2	$267,050.59	2	$370,684.50	3	$381,624.06
COMM	2	$315,635.20	2	$415,000.00	-	$0.00	2	$134,479.57	-	$0.00
LAND	3	$642,433.41	2	$918,895.44	4	$1,353,125.60	6	$1,183,484.67	3	$2,120,358.45
OTHER	-	$0.00			-	$0.00	-	$0.00	-	$0.00
EXPENSE		$12,792.08		$1,032,914.56		$115,834.81		-$1,865.74		$184,049.49

		$1,314,150.00		$2,766,810.00		$1,736,011.00		$1,686,783.00		$2,686,032.00

21.

Please revise this section to provide a complete discussion of your reserve for loan losses, including your methodology and a roll-forward of related amounts for each of the last five years.

Response:    We propose to add the following paragraphs to the "Results of Operations section:

The Company started experiencing slightly-increasing delinquencies in 2005, and implemented a loan loss reserve of $10,000.00 per month.  That amount was contributed monthly through June, 2006, at which time the monthly reserve deposit was increased to $15,000.00 per month.

Near the end of the 4th quarter of 2006, a large loan went into foreclosure litigation, and the Company added $100,000.00 to the loss reserve, and at year end, added another $42,266.65 to the loss reserve.

On January 1, 2007, we increased the monthly loss reserve deposit to $25,000.00, which continued until the end of the 3rd quarter, at which time we knew we were going to experience heavier losses than expected. We then decided to increase the loan loss reserves to $500,000.00

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 17

annually, adding $55,813.77 in September, $100,000.00 in October, $100,000.00 in November, and $100,000.00 in December.

In 2008, it became apparent that the real estate markets were in real trouble, especially in the sub-prime markets, and real estate values were dropping rapidly. The loss reserves remained at $25,000.00 per month, and in the 3rd and 4th quarters, we took mark-to-market write-downs of ($1,489,102.00) and ($2,558,332.37), respectively.

In 2009, the $25,000.00 per month deposit was continued, and mark-to-market adjustments of ($175,285.19), ($472,448.83), ($115,957.00), and ($1,176,488.68) were made in the 1st, 2nd, 3rd, and 4th quarters, respectively.

In 2010, the $25,000.00 per month deposit was continued, and mark-to-market adjustments of $91,442.35), ($170,601.88), ($612,764.75), and ($628,501.24) were made in the 1st, 2nd, 3rd, and 4th quarters, respectively.

Liquidity and Capital Resources, page 9

22.

The amounts of your credit line outstanding that are discussed in the liquidity and capital resources section are confusing.  You disclose that you have a $2.5 million credit line with balances of approximately $1.8 million and $2.4 million at December 31, 2010 and 2009, respectively.  Further on in that section you state that total outstandings at those dates are $2 million and $2.9 million.  Please revise to clarify this apparent inconsistency.  Also, please balance these discussions with the one further on in this section that your credit lines are fully expended.

Response:   The balances in the second paragraph give line of credit balances owed to the Coghlan Family Corporation.  The total balances appearing in the fourth paragraph include the Riverbank promissory note and the Coghlan Family Corporation line of credit.

The 4th paragraph of this section is revised as follows:

“We consider the terms of the promissory note and line of credit to be acceptable.  As of December 31, 2010 and 2009, respectively, the total combined balances on the promissory note and the line of credit were $2,037,109 and $2,989,000, respectively.”

23.

We note the assignment of properties to a related party in partial settlement of amounts payable under the line of credit.  We also note the significant number of related party transactions disclosed in the footnotes to the financial statements.  Please revise Item 7 to provide a complete discussion of all related party transactions, identifying each party, the nature of the transaction, the business purpose of the transaction and to discuss how the value of the assets and/or liabilities exchanged were determined.  Please be detailed and include all pertinent facts.

Response:  The Company’s credit line with Coghlan Family Corporation was in default, and an agreement was reached to assign certain contracts, loans, and REO properties to Coghlan

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 18

Family Corporation as payment against, and reduction of the debt owing to CFC.  The agreement was that Kirk alone would establish an appropriate mark-to-market value for each transaction asset proposed for assignment to CFC, and if acceptable to CFC, Genesis would receive a debt reduction equal to that amount against the line of credit debt owed to CFC.  Coghlan abstained from being involved in establishing the mark-to-market values.  Although those mark-to-market values utilized when determining the credit off the debt were discounted based on market conditions at the time, and were considered fair to both Genesis and CFC at the time of assignment, CFC has experienced a loss on all of those assets that they have subsequently disposed of, due to the continuing decline of the real estate markets.

We propose to add the following paragraph to the Liquidity and Capital Resources paragraph:

"As discussed in detail in Item 13 concerning related party transactions, we entered into a variety of business transactions with John R. Coghlan, Coghlan Family Corporation, Coghlan, LLC, Genesis Holdings, Inc. Genesis II Holdings, Inc. and JM Growth Enterprises, LLC.  These related party transactions served two distinct and different cash generating business purposes.  As a part of the Company's operations, it sells contracts from time to time to investors.  Generally, Coghlan, LLC, Genesis Holdings, Genesis Holdings II and JM Growth Enterprises act as investors by purchasing contracts from the Company.  These contract sale transactions are offered to other investors in arms-length transactions.  Generally, all transactions between the Company and John Coghlan individually represent transactions designed to generate liquidity for the Company's business operations including note payments to Riverbank.  In the case of these Coghlan transactions, Michael Kirk is solely responsible for setting the transaction values."

24.

Please revise here and in the footnotes to the financial statements to provide enough information for a reader to be able to see how you calculated the beneficial conversion feature recorded in connection with the note issued to a related party.

Response:   We will add the following to the MD&A as well as footnote #5:

The beneficial conversion feature was based upon the difference between the fair value of the preferred stock into which the note is convertible at the date of issue ($378,750) less the face value of the note ($250,000).   The fair value of the preferred stock at the date of issue was calculated based upon the fair value of the shares of common stock (2.5 shares of common stock for each 1 shares of preferred stock or 625,000 shares) into which the preferred stock was convertible at the date of issue.

Item 8.  Financial Statements and Supplementary Data, page 12

25.

It appears that you are following Article 5 of Regulation S-X in preparing your financial statements.  Explain why Article 9 would not be a more appropriate format, considering your primary operations consisting of buying, selling and originating loans.  Please advise and revise as necessary.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 19

Response:  Management considered the financial statement format requirements of Article 9 and concluded that Article 5 presentation is more appropriate because the Company does not originate loans, nor does it hold deposits.

26.

It appears to us that your disclosures of fair values are incomplete.  For instance, we would expect your REO to be valued on a non-recurring basis under the fair value hierarchy.  Please advise or revise as necessary.

Response:  The following is currently disclosed in the financial statements as it relates to the policy for determining fair value of the Company’s REO:

Real estate owned represents property acquired by foreclosure, deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair value minus estimated selling costs at the date of acquisition. Fair value is determined via (1) appraisal provided by a certified appraiser, (2) BPO (Broker’s Pricing Opinion) provided by a qualified real estate broker, (3) site inspection by qualified management of the Company, or (4) a combination of all of the above.

In future filings, we will add the following disclosure in the footnote that discloses REO information:

Carrying values, and the corresponding fair value adjustments for the years ended December 31, 2011 and December 31, 2010, respectively, for Level 3 assets measured in the consolidated financial statements at fair value on a non-recurring basis are as follows:

	Fair Value Measurements at Reporting Date Using:
	Real Estate Owned	Quoted prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Other Unobservable Inputs	Fair Value Adjustment
		Level 1	Level 2	Level 3
Fair Value at

December 31, 2011	$XXXX	$0	$0	$XXXXX	$XXXX
December 31, 2010	$XXXXX	$0	$0	$XXXXX	$XXXX

27.

Please revise to include the disclosure requirements of ASC 2010-20 for your loans held for investment.

Response:  The Company business model is to sell loans that it purchases and originates.  As such, the disclosure requirements of ASU 2010-20 are not applicable.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 20

28.

Please revise to provide an expanded discussion of the recourse provisions on sold loans, including a roll-forward of any related accrual and a complete description of your obligation under those provisions.

Response:  Genesis does not sell contracts or loans with any recourse.  All sales are “as is” and final upon sale.

Item 9A.  Controls and Procedures

Evaluation of and Report on Internal Control over Financial Reporting, page 25.

29.

We note your disclosure that your internal control over financial reporting is not effective.  In your amended annual report, please provide more detail as to why your internal controls are not effective and the steps, if any, that you are taking to improve your financial reporting.

Response:  The use of the word "not" was an error.  It has been deleted.

We propose to revise the following section of this item as follows:

Evaluation of and Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Management, with the participation of our Chief Executive Officer and Principal Financial Officer (Chairman of the Board), has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that, as of December 31, 2009, and 2010, our internal control over financial reporting were effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Item 10.  Directors, Executive Officers and Corporate Governance

General

30.

In your amended annual report, please include the disclosure required by Item 406 of Regulation S-K.

Response:   We propose to amend as follows:

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 21

"CODE OF ETHICAL CONDUCT

Our board of directors adopted our Code of Ethical Conduct which applies to all of our employees and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.  We believe the adoption of our Code of Ethical Conduct is consistent with the requirements of the Sarbanes-Oxley Act of 2002."

Directors and Executive Officers, page 27

31.

It does not appear that you have fully described Mr. Kirk’s principal occupations and employment during the past 5 years since you have not described his involvement in Genesis Finance Corporation.  Refer to Item 401(e) of Regulation S-K.  In your amended annual report, please revise your disclosure with respect to both of your officers as appropriate.

Response:   We have added the following disclosure to Mr. Kirk's resume:

" Mr. Kirk is the President of Genesis Finance Corporation, a closely held corporation, which provides loan servicing function for Genesis Financial, Inc. From January 1, 2009 through December 31, 2010, the Company out-sourced all its operations and servicing functions to reduce expenses, and further tightened underwriting parameters, while management focused on selling repossessed collateral properties and reducing company debt.  Commencing January 1, 2011, Genesis Finance Corporation reduced its fee to $1,500 per month and continues to manage the Genesis Financial loan portfolio."

Transactions with Affiliates and Conflicts of Interest, page 28

32.

We note your disclosure that both of your directors also serve as officers.   We also note your disclosure that you have one independent director.  Please explain to us how one of your directors can be considered independent.

Response:  The sentence has been deleted because Genesis does not have any independent directors.

Item 11.  Executive Compensation

Compensation Committee, page 29

33.

We note your disclosure that the board of directors, in its Compensation Committee role, has discontinued all compensation for the remaining Officers and Directors.  Please explain this statement to us in light of your disclosure that as of January 1, 2011, you will have one paid employee.

Response:   The paid employee is not a named executive officer.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 22

Item 13.  Certain Relationships and Related Transactions and Director Independence

Michael A. Kirk and Genesis Finance Corporation, page 30

34.

In your amended annual report, please provide more information with respect to the Management and Servicing Agreement, including a description of the services rendered pursuant to this agreement.

Response:   We have added the following paragraph in regard to Genesis Finance Corporation:

"On December 27, 2008, the Company entered into a Corporate Restructuring Agreement with Genesis Finance Corporation, a Washington Corporation (GFC).  Genesis Financial, Inc. (GFI) outsourced its day-to-day management and servicing operations to GFC, an affiliated company.  Effective January 1, 2009. GFC is owned and controlled by Michael Kirk, GFI’s President and member of its board of directors.  GFI will pay a combination management and servicing fee of $6,000 per month to GFC for these services.  This agreement was modified effective January 1, 2011.  GFC will be paid a monthly servicing fee for the Company's loan portfolio management."

Item 15.  Exhibits, Financial Statement Schedules, page 32

35.

Your annual report discloses a number of agreements and documents that have not been filed as exhibits.  Please refer to Item 601 of Regulation S-K and review your filing in its entirety to determine which exhibits should be included in your amended annual report.  In particular, please file the following agreements as exhibits or tell us why you do not consider them to be required:

•

the agreements relating to the Flyback Energy transaction, including the purchase agreement and the promissory note;

•

the purchase agreement relating to the AWG International transaction;

•

the promissory note with Riverbank;

•

the Line of Credit Agreement with the Coghlan Family Corporation, Inc. and the September 29, 2010 agreements regarding the assignment of certain properties and the business note;

•

the convertible note agreement with John R. Coghlan dated December 15, 2010;

•

the Management and Servicing Agreement with Genesis Finance Corporation; and

•

your articles of incorporation and bylaws, as amended.

Response:   We will include the required exhibits.

Securities Exchange Commission, Mark Webb

Genesis Financial, Inc.

September 8, 2011, Page 23

Exhibits 31.1 and 31.2

36.

We note that paragraphs 2,3 and 4 of your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  For example, the certifications include references to the “annual report” rather than referring to only the “report”.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response:  We will delete reference to the word "annual".

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

37.

Please revise the statement of operations to reclassify the write off of interest receivable to the interest income revenue line, which is where the income was originally recorded or revise to clarify the basis for your presentation.

Response:  We have reclassified the write-off as suggested in the Form 10-Q for the Fiscal Quarter Ended June 30, 2011 and will do so in future filings.  At this time, we do not plan on amending the 10Q for the Fiscal Quarter Ended March 31, 2011 as we do not believe this reclassification is material to the financial statements taken as a whole.

    The company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Michael Kirk

Michael Kirk

Co-President